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Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-32029~~ 8-39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Highway 2147 West, Suite 201
(No. and Street)

Horseshoe Bay	TX	78657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cameron Shropshire — 210-265-8050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLC
(Name – *if individual, state last, first, middle name*)

400 Pine Street, Suite 600	Abilene	TX	79601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the broker/dealer, and all of which are fully disclosed.

SHIRLEY CRISLER
My Notary ID # 10644939
Expires September 24, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

DOMINION INVESTOR SERVICES, INC.

TABLE OF CONTENTS

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dominion Investor Services, Inc. as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Dominion Investor Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dominion Investor Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Dominion Investor Services, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Other Matter
The supplemental information included in Schedule I required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Dominion Investor Services, Inc.'s financial statements. The supplemental information is the responsibility of Dominion Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prior Period Financial Statements
The financial statements of Dominion Investor Services, Inc. as of and for the year ended December 31, 2016, were audited by Davis Kinard & Co, PC. who joined Eide Bailly LLP on December 4, 2017, and whose report dated February 24, 2017, expressed an unmodified opinion on those statements.

Eide Bailly LLP

We have served as the Company's auditor since 2018.

Abilene, Texas
February 27, 2018

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2017 and 2016

		2017		2016
ASSETS				
Current assets:				
Cash and cash equivalents	$	486,853	$	417,154
Receivable from clearing organization		215,408		143,157
Receivable from other brokers and dealers		3,894		-
Accounts receivable, other		14,270		11,220
Prepaid expenses		64,687		45,318
Total current assets		**785,112**		**616,849**
Deposit with clearing organization		50,048		50,000
Fixed assets, net of accumulated depreciation		8,755		11,512
Total assets	$	**843,915**	$	**678,361**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accrued payroll and commissions	$	293,338	$	184,651
Accounts payable, other		14,886		15,095
Total current liabilities		**308,224**		**199,746**
Stockholders' equity:				
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465		1,465
Paid in capital		103,942		103,942
Retained earnings		430,284		373,208
Total stockholders' equity		**535,691**		**478,615**
Total liabilities and stockholders' equity	$	**843,915**	$	**678,361**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2017 and 2016

	2017	2016
REVENUES:		
Commissions	$ 4,452,022	$ 3,655,039
Other income	189,097	178,147
Interest	41,132	23,858
Total revenues	**4,682,251**	**3,857,044**
EXPENSES:		
Commissions	3,360,509	2,811,638
Employee compensation and benefits	603,534	574,873
Clearing charges	146,794	119,118
General and administrative	249,627	177,181
Legal and professional	17,561	12,417
Rent	50,561	50,301
Communication	13,671	10,361
Other taxes	2,904	2,686
Depreciation	4,667	7,793
Bad debts and errors	11,147	651
Total expenses	**4,460,975**	**3,767,019**
Net income	**$ 221,276**	**$ 90,025**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2017 and 2016

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2016	**$ 1,465**	**$ 103,942**	**$ 333,183**	**$ 438,590**
Dividends paid	-	-	(50,000)	(50,000)
Net income		-	90,025	90,025
Balance December 31, 2016	**1,465**	**103,942**	**373,208**	**478,615**
Dividends paid	-	-	(164,200)	(164,200)
Net income	-	-	221,276	221,276
Balance December 31, 2017	**$ 1,465**	**$ 103,942**	**$ 430,284**	**$ 535,691**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 221,276	$ 90,025
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	4,667	7,793
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from clearing organization	(72,251)	(18,684)
Decrease (increase) in receivables from brokers and dealers	(3,894)	15,846
Decrease (increase) in accounts receivable, other	(3,050)	(1,965)
Decrease (increase) in prepaid expenses	(19,369)	5,661
Increase (decrease) in accrued payroll and commissions	108,687	(89,007)
(Decrease) increase in other accounts payable	(209)	(1,051)
Net cash provided by operating activities	**235,857**	**8,618**
Cash flows from investing activities:		
Deposit with clearing organization	(48)	-
Purchase of fixed assets	(1,910)	(4,438)
Net cash used in investing activities	**(1,958)**	**(4,438)**
Cash flows from financing activities:		
Dividends paid	(164,200)	(50,000)
Net cash used in financing activities	**(164,200)**	**(50,000)**
Net increase in cash	**69,699**	**(45,820)**
Cash at beginning of year	417,154	462,974
Cash at end of year	**$ 486,853**	**$ 417,154**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through Hilltop Securities, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the parent company, Dominion Financial Services, Inc. (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date.

Concentrations of Credit Risk:

The Company maintains its cash accounts in various deposit accounts, the balances of which are periodically in excess of federally insured limits.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Date of Management's Review:

Subsequent events were evaluated through February 27, 2017, which is the date the financial statements were available to be issued.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Deposits With Clearing Organizations

The Company entered into an agreement with a clearing organization, Hilltop Securities, to execute and clear securities transactions. The agreement requires that a $25,000 deposit be maintained in an account at the clearing organization.

Note 4-Equipment

Equipment and leasehold equipment are stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance and straight-line methods over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2016	$ 317,233	$ 11,384	$ 313,750	$ 14,867
Additions	4,438	-	7,793	(3,355)
Deletions	-	-	-	-
Balance December 31, 2016	321,671	11,384	321,543	11,512
Additions	1,910	-	4,667	(2,757)
Deletions	-	-	-	-
Balance December 31, 2017	$ 323,581	$ 11,384	$ 326,210	$ 8,755

Note 5-Retirement Plan

The Company established a Simple Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $15,414 and $17,898 for 2017 and 2016, respectively.

Note 6-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S Subsidiary of DFS, the Company's income is reported on DFS's tax return and its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc. There are also no uncertain tax positions that are required to be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14.

Note 7-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $447,979 which was $397,979 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .69 to 1.

Note 8-Lease Commitments

Beginning February 2013, the Company entered into a three-year lease agreement with an affiliated entity with an option for a one-year renewal. In February 2016, the Company utilized the option for a one-year renewal. As of February 2017, the Company has no lease commitments. Rent expense was $50,561 in 2017 and $50,301 in 2016.

Note 9-Concentrations of Receivables and Deposits

Hilltop Securities (HTS) clears trades for the Company and requires that a deposit of $25,000 be maintained at HTS for this service. The Company has other cash and investments deposited with HTS for a total of $462,532 and $364,048 for 2017 and 2016, respectively. In addition, HTS owes the Company for certain December trades and other miscellaneous charges in the amount of $215,408 and $143,157 for 2017 and 2016, respectively.

Note 10-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

	2017	2016
Receivable from affiliate Dominion Portfolio Management	$ 470	$ 5,763
Payable to affiliate Dominion Financial Services	$ 36	$ 241
Commissions payable to affiliate and registered rep shareholders	$ 60,345	$ 57,951
Commissions expense	$ 629,050	$ 695,808
Rent expense	$ 48,581	$ 48,581

SCHEDULE I

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

1 Total ownership equity from the statement of financial condition			$	535,691
2 Deduct ownership equity not allowable for net capital				-
3 Total ownership equity qualified for net capital				535,691
4 Add:				
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital				-
B. Other (deductions) or allowable credits				-
5 Total capital and allowable subordinated liabilities				535,691
6 Deductions and/or charges:				
A. Total non-allowable assets from the statement of financial condition:				
Receivables from brokers and dealers	$	-		
Other assets		(87,712)		(87,712)
B. Secured demand note deficiency				-
C. Commodity futures contracts and spot commodities-proprietary capital charges				-
D. Other deductions or charges				-
7 Other additions and/or allowable credits				-
8 Net capital before haircuts on security positions				447,979
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):				
A. Contractual securities commitments				-
B. Subordinated securities borrowings				-
C. Trading and investment securities:				
1 Exempted securities				-
2 Debt securites				-
3 Options				-
4 Other securities				-
D. Undue concentration				-
E. Other				-
10 Net capital			$	447,979

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	293,338
Other liabilities		14,886
Total aggregate indebtedness	$	308,224
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	20,548
Minimum net capital requirement	$	50,000
Excess net capital	$	397,979
Net capital	$	447,979
Ratio: aggregate indebtedness to net capital		69%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2017 previously filed by Dominion Investor Services, Inc. on Form X-17A-5.

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Dominion Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dominion Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Dominion Investor Services, Inc. stated that Dominion Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Abilene, Texas
February 27, 2018

DOMINION

INVESTOR SERVICES, INC.

Member FINRA and SIPC

February 13, 2018

EXEMPTION REPORT

It is our best knowledge and belief that Dominion Investor Services, Inc., a licensed Broker/Dealer, is exempt from the filing requirements of Rule 15c3-3 as identified in paragraph (k)(2)(ii).

Dominion Investor Services, Inc. as an introducing Broker/Dealer:

- Clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc.
- Promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Dominion Investor Services, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2017 and to the date of this report, without exception.

Regards,

DOMINION INVESTOR SERVICES, INC.

Rix C. Smith
President

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors of Dominion Investor Services, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the (Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Dominion Investor Services, Inc (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

What inspires you, inspires us. | eidebailly.com

400 Pine St., Ste. 600 | Abilene, TX 79601-5190 | T 325.672.4000 | TF 800.588.2525 | F 325.672.7049 | EOE

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Abilene, Texas
February 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2699*********************MIXED AADC 220
39029 FINRA DEC
DOMINION INVESTOR SERVICES INC
9000 HIGHWAY 2147 UNIT 201
HORSESHOE BAY, TX 78657-6256

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cameron Shropshire 210-265-8050

2. A. General Assessment (item 2e from page 2)		$ 1,341
B. Less payment made with SIPC-6 filed (exclude interest) 07/26/2017 Date Paid		(626)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		715
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 715
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 715	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dominion Investors Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22nd day of February, 20 18.

Vice-President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,682,251

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,652,675

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 118,952

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 16,295

Enter the greater of line (i) or (ii) 16,295

Total deductions 3,787,922

2d. SIPC Net Operating Revenues $ 894,329

2e. General Assessment @ .0015 $ 1,341

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